FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 19, 2004

PARAMOUNT ENERGY TRUST

(Translation of registrant's name into English)

SUITE 500, 630 - 4 AVENUE SW, CALGARY, AB  T2P 0J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

The following documentation is being submitted herewith:

Press Release dated February 18, 2004.

Press Release dated February 19, 2004.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT ENERGY TRUST

By its Administrator PARAMOUNT

ENERGY OPERATING CORP.

(Registrant)

By:/s/ Susan L. Riddell Rose

 (Signature)

Susan L. Riddell Rose

President

Date:  February 18, 2004

PRESS RELEASE

PARAMOUNT ENERGY TRUST ANNOUNCES FEBUARY 2004 DISTRIBUTION

AND DISTRIBUTION REINVESTMENT AND OPTIONAL TRUST UNIT PURCHASE PLAN

February 18, 2004  Paramount Energy Trust ("PET" or the "Trust") (TSX - PMT.UN) is pleased to announce that its distribution on March 15, 2004 in respect of income received by PET for the month of February 2004, for Unitholders of record on February 27, 2004, will be $0.16 per Trust Unit.  The ex-distribution date is February 25, 2004.  This brings cumulative distributions paid to-date to $3.244 per Trust Unit. It is expected that this newly-established level of monthly distribution will be sustainable for the foreseeable future assuming the current forward market for natural gas prices, the shut-in of additional volumes of gas due to the gas/bitumen issue as recommended by the AEUB Staff Submission Group ("SSG") and that compensation for such shut-in, other than the temporary financial assistance program presently in place, is delayed beyond the date of shut-in.

The implications of AEUB General Bulletin 2003-28 on PET's gas production have been described in earlier press releases and discussed in other forums. PET continues to pursue all avenues to preserve its production base and Unitholders' value pursuant to its fundamental belief that no gas production in northeast Alberta poses a threat to ultimate commercial bitumen recovery that cannot be alleviated by technological solutions. PET and others are also continuing with legal challenges to the AEUB process.  Furthermore, on February 23, 2004 PET will file written evidence with the AEUB in support of its objections to recommendations for shut-in of certain wells by the SSG. Interim hearings on the matter are scheduled to begin March 8, 2004.  The outcomes and timing of the AEUB hearing process, the legal proceedings and the ongoing discussions with the Government of Alberta regarding financial assistance are all not determinable at this time but could have a significant effect on the Trust's future production, cash flow and distributable income.  While the negative effect of the potential shut-in of additional gas has been considered in the newly-established distribution level, potential positive effects related to these latter factors have not.

PET is also pleased to announce that all required regulatory approvals for a Distribution Reinvestment and Optional Trust Unit Purchase Plan (the "DRIP Plan") for eligible Unitholders of the Trust have now been received.  To the best of PET's knowledge, this DRIP Plan is the most attractive in the Oil and Gas Royalty Trust Sector.  The DRIP Plan provides Unitholders with the opportunity to reinvest monthly cash distributions to acquire additional Trust Units at 94 percent of the Treasury Purchase Price, which is defined as the daily volume weighted average trading prices of the Trust Units for the 10 trading days immediately preceding a distribution payment date.  As well, subject to thresholds and restrictions described in the DRIP Plan, it contains a provision for the purchase of additional Trust Units with Optional Cash Payments of up to $100,000 per Participant per financial year of PET to acquire additional Trust Units at the same six percent discount to the Treasury Purchase Price.  Of further note, no additional commissions, service or brokerage fees will be charged to the Unitholder for these transactions.

PET has determined that Unitholders who are U.S. Persons as defined in the DRIP Plan may participate in the distribution reinvestment component of the DRIP Plan, but U.S. Persons are not eligible to make Optional Cash Payments under the DRIP Plan. Unitholders who are residents of any other jurisdiction outside of Canada (other than the United States) may participate fully in the DRIP Plan if permitted by laws of the jurisdiction in which they reside, subject to any limitations or restrictions under the DRIP Plan.

At the same time as affording eligible Unitholders the opportunity to purchase PET Trust Units at a discount to market, the DRIP Plan establishes an efficient, convenient and cost-effective way for PET to issue additional equity to its existing Unitholders to finance value-adding activities.  The full text of the DRIP Plan, a Frequently Asked Questions document and the Distribution Reinvestment Authorization and Optional Cash Payment Forms will be mailed to Unitholders in the near future. In addition, such materials are available on PET's website at www.paramountenergy.com/Investor Relations/DRIP or by contacting PET's Investor Relations department directly at the numbers indicated below.  For beneficial owners of Units held through a broker, financial institution, investment advisor or other nominee holder, enrolment in the DRIP Plan must be through the nominee holder.  Brokers, financial institutions, investment advisors and nominee holders are encouraged to contact beneficial owners of Units to discuss enrolment in the DRIP Plan.  For enrolment in the DRIP Plan to be effective for the March 15, 2004 distribution, the required forms must be received by the Agent, Computershare Trust Company of Canada by February 24, 2004.

Paramount Energy Trust is a natural gas-focussed Canadian energy trust.  PET's Trust Units are listed on the Toronto Stock Exchange under the symbol "PMT.UN".  Further information with respect to PET can be found at its website at www.paramountenergy.com.

This news release contains forward-looking information.  Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance.  Actual results could differ materially as a result of changes in PET's plans, changes in commodity prices, regulatory changes, general economic, market and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein

FOR FURTHER INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp, administrator of Paramount Energy Trust Suite 500, 630 - 4 Avenue SW, Calgary, AB T2P 0J9 Telephone: (403) 269-4400 Fax: (403) 269-6336 Email: info@paramountenergy.com
Susan L. Riddell Rose, President and Chief Operating Officer Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer Gary C. Jackson, Vice President, Land, Legal and Acquisitions

PRESS RELEASE

PARAMOUNT ENERGY TRUST ADVISES ON 2003 U.S. INCOME TAX REPORTING

February 19, 2004.  The following information is being provided to assist individual U.S. Unitholders of Paramount Energy Trust in reporting distributions received from Paramount Energy Trust on their IRS Form 1040 - U.S. Individual Income Tax Return for the calendar year 2003.

Trust units held within a Qualified Retirement Plan

No amounts are required to be reported on an IRS Form 1040 - U.S. Individual Income Tax Return where the Paramount Energy Trust units are held within a qualified retirement plan.

Trust Units held outside of a Qualified Retirement Plan

Paramount Energy Trust, in consultation with its tax advisors, is of the view that the 2003 distributions paid to non-corporate Unitholders who are U.S. residents are "Qualified Dividends" under the Jobs and Growth Tax Relief Reconciliation Act of 2003 and therefore the amounts shown in the table below as "Taxable Qualified Dividends" should be reported on Line 9b of the U.S. federal income tax return unless the fact situation of the U.S. individual Unitholders determines otherwise.  Commentary on page 23 of the IRS 2003 Form 1040 instruction booklet with respect to "Qualified Dividends" provides examples of individual situations where the dividends would not be "Qualified Dividends".  Where, due to individual situations, the dividends are not "Qualified Dividends", the amount should be reported on Schedule B - Part 11 - Ordinary Dividends, Line 9a of your U.S. federal income tax return.

The amounts shown in the table below as "Non-Taxable Return of Capital" are generally non-taxable.  This amount is non-taxable if it is a return of your cost (or other basis) in the Trust Units.  You must reduce your cost (or other basis) by this amount for calculating capital gain or loss when you sell your Units.  If this amount exceeds your cost (or other basis), report the excess as a capital gain.

Canadian withholding tax should be reported on Form 1116 "Foreign Tax Credit (Individual, Estate, or Trust)".  Information regarding the amount of Canadian tax withheld in 2003 should be available from your stockbroker or other intermediary and is not available from Paramount Energy Trust.

Summary of U.S. Tax Information

The following table provides, on a per unit basis, the breakdown of the amount of cash distributions, prior to Canadian withholding tax, paid by Paramount Energy Trust for the period April 15, 2003 to December 31, 2003.  The amounts are segregated between the portion of the cash distribution that should be reported as Qualified Dividends and the portion reported as Non-taxable Distributions.  The amounts shown on the attached schedule are in U.S. dollars as converted on the applicable payment dates.

PARAMOUNT ENERGY TRUST UNITS 2003 CASH DISTRIBUTION INFORMATION FOR BENEFICIAL U.S UNITHOLDERS (U.S. $/Unit)

Record Date	Payment Date	Distribution Paid CDN$	Exchange Rate	Distribution Paid US$	Taxable Qualified Dividend US$	Non-Taxable Return of Capital US$

March 31, 2003	April 15, 2003	.830	0.6889	0.572	0.273	0.299
April 30, 2003	May 15, 2003	.277	0.7267	0.201	0.096	0.105
May 30, 2003	June 16, 2003	.277	0.7467	0.207	0.099	0.108
June 30, 2003	July 15, 2003	.250	0.7179	0.179	0.085	0.094
July 31, 2003	August 15, 2003	.250	0.7209	0.180	0.086	0.094
August 29, 2003	September15,2003	.200	0.7321	0.146	0.070	0.076
September 30, 2003	October 15, 2003	.200	0.7552	0.151	0.072	0.079
October 31, 2003	November17, 2003	.200	0.7612	0.152	0.073	0.079
November 28, 2003	December15, 2003	.200	0.7614	0.152	0.073	0.079

TOTAL PER UNIT		2.684		1.940	0.927	1.013

This information is not exhaustive of all possible U.S. income tax considerations, but is a general guideline and is not intended to be legal or tax advice to any particular holder or potential holder of Paramount Energy Trust units.  Holders or potential holders of Paramount Energy Trust units should consult their own legal and tax advisors as to their particular tax consequences of holding Paramount Energy Trust units as well as to determine whether claiming a credit or deduction for foreign income taxes is more beneficial for you.

Paramount Energy Trust is a natural gas-focussed Canadian energy trust.  PET's Trust Units are listed on the Toronto Stock Exchange under the symbol "PMT.UN".  Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein

FOR FURTHER INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp, administrator of Paramount Energy Trust Suite 500, 630 - 4 Avenue SW, Calgary, AB T2P 0J9 Telephone: (403) 269-4400 Fax: (403) 269-6336 Email: info@paramountenergy.com
Susan L. Riddell Rose, President and Chief Operating Officer Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer Gary C. Jackson, Vice President, Land, Legal and Acquisitions